Filed by OpGen, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: OpGen, Inc.

Commission File No: 001-37367

Date: March 12, 2020

STOCKHOLDERS ENCOURAGED TO VOTE

You recently received proxy materials relating to OpGen, Inc.’s proposed business combination with Curetis GmbH at a Special Meeting of Stockholders. This important notice is to inform you that the Special Meeting has been adjourned to 10:00 a.m., eastern time, on Monday, March 30, 2020, to allow stockholders additional time to exercise their voting rights. Given the importance of the proposals to be voted on at the meeting, we want to ensure that all stockholders have sufficient time to have their vote represented.

Our records indicate that we have not received your voting instructions as to the Transaction Proposal and Share Issuance Proposal described in the proxy materials. Curetis N.V.’s shareholders approved the business combination on March 10, 2020, but approval by OpGen’s stockholders is also a condition to closing the proposed business combination with Curetis GmbH. Your vote is therefore extremely important, no matter how many shares you hold.

For the reasons set forth in the proxy statement/prospectus dated January 24, 2020, our Board of Directors recommends that you vote “FOR” the Transaction Proposal and the Share Issuance Proposal. As of March 10, 2020, more than 98% of votes cast have approved the Transaction Proposal and more than 94% have approved the Share Issuance Proposal. However, the proposals will not pass unless a majority of the outstanding shares of common stock vote on the matter. Accordingly, additional OpGen stockholder votes are needed to reach the required quorum to complete the business combination.

Please vote your shares of stock now so that your vote can be counted without delay. Voting is easy and instructions are available on the proxy card. You may use one of the options below to ensure that your vote is promptly recorded in time for the Annual Meeting:

•	VOTE BY TOUCH-TONE PHONE: You may cast your vote by calling the toll-free number.

•	VOTE VIA THE INTERNET: You may cast your vote by logging onto the website and following the instructions on the screen.

•	VOTE BY MAIL: You may cast your vote by mail by completing, signing, dating and mailing the enclosed proxy card in the postage-prepaid return envelope provided.

If you have any questions or require further assistance in voting your shares, please contact our proxy solicitor Alliance Advisors toll-free at 1-800-574-6217 if in the United States, or 973-873-7780 if dialing internationally.

Sincerely,

[s] Timothy Dec

Timothy Dec

Chief Financial Officer

The adjourned meeting on March 30, 2020 will be held at the offices of Ballard Spahr LLP at 1909 K Street, NW, 12th Floor, Washington, DC 20006.

IF YOU HAVE RECENTLY MAILED YOUR PROXY CARD OR CAST YOUR VOTE BY PHONE OR INTERNET, PLEASE ACCEPT OUR THANKS AND DISREGARD THIS REQUEST.

Additional Information and Where to Find It

In connection with the business combination transaction contemplated by the Implementation Agreement (the definitive agreement related to the proposed business combination between the Company and Curetis GmbH), a Registration Statement on Form S-4 (File No. 333-234657) has been filed with and declared effective by the Securities and Exchange Commission (the “SEC”). Investors and security holders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that forms a part of the registration statement. Such documents contain important information about the proposed transaction. The definitive proxy statement/prospectus was first mailed to stockholders of the Company on or about January 27, 2020. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other document that OpGen may send to its stockholders in connection with the proposed transaction. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from the Company at its website, www.opgen.com.

708 Quince Orchard Road Gaithersburg, MD 20878 OpGen.com	Support Office Fax	888-856-2748 301-869-9683 301-869-9684

DRAFT CORRESPONDENCE

Dear (Insert name):

I am writing regarding the planned business combination of OpGen and Curetis N.V. We are in the process of completing the shareholder vote to close the transaction. Curetis N.V.’s shareholders approved the business combination on March 10, 2020. Approval by OpGen’s stockholders is also a condition to closing the proposed business combination and voting to date is short of the required 50% quorum.

Our records indicate that you were a shareholder as of <__________>. We have not received your voting instructions as to the Transaction Proposal and Share Issuance Proposal described in the attached documents and proxy materials. Your vote is extremely important, no matter how many shares you owned at the record date.

Your Participation in the Special Meeting is critical. Please vote your shares of stock now by contacting your broker (Insert name), OpGen, or by following the instructions in the attached materials.

If you have any questions or require further assistance in voting your shares, Tim Dec, OpGen’s CFO, and I would be pleased to help facilitate the voting. Alternatively, please contact our proxy solicitor Alliance Advisors toll-free at 1-800-574-6217 if in the United States, or 973-873-7780 if dialing internationally.

Sincerely,

Evan Jones

Chairman & CEO

Tel. 240-813-1290

Email: ejones@opgen.com

IF YOU HAVE RECENTLY MAILED YOUR PROXY CARD OR CAST YOUR VOTE BY PHONE OR INTERNET, PLEASE ACCEPT OUR THANKS AND DISREGARD THIS REQUEST